Exhibit 99.(d)(26)

FIFTH AMENDMENT TO
INVESTMENT ADVISORY AGREEMENT
FOR
THE OAKMARK INTERNATIONAL FUND

HARRIS ASSOCIATES INVESTMENT TRUST, a Massachusetts business trust registered under the Investment Company Act of 1940, as amended, as an open-end diversified management investment company (the “Trust”), and HARRIS ASSOCIATES L.P., a Delaware limited partnership registered under the Investment Advisers Act of 1940, as amended, as an investment adviser (the “Adviser”), agree that paragraph 6 of the investment advisory agreement between the parties for The Oakmark International Fund (the “Fund”) dated October 30, 2000, as heretofore amended, is further amended as of the date of this amendment to read as follows:

6.             Compensation of Adviser. For the services to be rendered and the charges and expenses to be assumed and to be paid by the Adviser hereunder, the Trust shall pay out of Fund assets to the Adviser a monthly fee, based on the Fund’s net assets as of the last business day of the preceding month, at the annual rate of 1.00% up to $2 billion, 0.95% from $2-3 billion, 0.85% from $3-5 billion, 0.825% from $5-7.5 billion, 0.815% from $7.5-11 billion, 0.805% from $11-16.5 billion, 0.800% from $16.5-23 billion and 0.795% in excess of $23 billion. The fee for a month shall be paid as soon as practicable after the last day of that month. The fee payable hereunder shall be reduced proportionately during any month in which this agreement is not in effect for the entire month.

Dated: November 1, 2013

HARRIS ASSOCIATES INVESTMENT TRUST

By:	/s/ Kristi L. Rowsell
Kristi L. Rowsell, President

HARRIS ASSOCIATES L.P.
by Harris Associates, Inc.
its General Partner

By:	/s/ Kristi L. Rowsell
Kristi L. Rowsell, President